UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ASANKO GOLD INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class and Securities)

04341Y105

(CUSIP Number)

April 22, 2014

(Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04341Y105

13G

Page 1 of 5 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

Robert Disbrow

2.	Check the Appropriate box if a Member of a Group

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canadian

	Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power	3,508,000 Common Shares

		6.	Shared Voting Power	3,733,000 Common Shares

		7.	Sole Dispositive Power	3,508,000 Common Shares

		8.	Shared Dispositive Power	5,613,495 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,121,495

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row 9

5.3%

12.	Type of Reporting Person

IA

	Item 1(a)	Name of Issuer

Asanko Gold Inc.

CUSIP No. 04341Y105

13G

Page 2 of 5 Pages

Item 1(b)	Address of Issuer’s Principal Executive Offices

Suite 700, 1199 West Hastings Street
Vancouver, BC V6E 3T5

Item 2(a)	Name of Person Filing

Robert Disbrow

Item 2(b)	Address of Principal Business Office, or, if None, Residence

Haywood Securities Inc. Suite 700, 200 Burrard St. Vancouver, BC V6C 3L6

Item 2(c)	Citizenship

Canadian

Item 2(d)	Title of Class of Securities

Common Shares, no par value

Item 2(e)	CUSIP Number

04341Y105

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Act;

(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act;

(d) ☐ Investment Company registered under Section 8 of the Investment Company Act;

(e) ☐ An Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;

(f) ☐ An Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G); see Item 7,

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(b), check this box. ☐

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of class of securities of issuer identified in Item 1

	(a)	Amount beneficially owned

The Reporting Person beneficially owns 3,508,000 Common Shares

	(b)	Percent of Class

2.04%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote	3,508,000 Common Shares

		(ii)	Shared power to vote or to direct the votes	3,733,000 Common Shares

		(iii)	Sole power to dispose or to direct the disposition of	3,508,000 Common Shares

		(iv)	Shared power to dispose or to direct the disposition of	5,613,495 Common Shares

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

CUSIP No. 04341Y105

13G

Page 4 of 5 Pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 23, 2014

Date

/s/ Robert Disbrow

Signature

CUSIP No. 04341Y105

13G

Page 5 of 5 Pages